Exhibit 99.1

Focus Media Announces Its Wholly Owned Internet Advertising Subsidiary Allyes Online Media Holding
Ltd. has Confidentially Submitted
Draft Registration Statement for IPO

SHANGHAI, China, September 19, 2008 – Focus Media Holding Limited (NASDAQ: FMCN), China’s leading multi-platform digital media company, today announced its wholly owned subsidiary Allyes Online Media Holding Ltd. (“Allyes”), a company that operates its internet advertising business, has submitted on a confidential basis to the U.S. Securities and Exchange Commission (the “SEC”) a draft registration statement for a proposed initial public offering (or “IPO”) of American depositary shares (or “ADSs”) representing ordinary shares of Allyes. The purpose of the IPO, if completed, is to provide Allyes with greater flexibility in developing its leadership in the internet advertising market in China.

The IPO is expected to commence as market conditions permit, and is subject to Allyes’ filing publicly with the SEC a registration statement on Form F-1 in compliance with the U.S. Securities Act of 1933, as amended (or the “Securities Act”), and the SEC’s declaring such registration statement effective. The number and dollar amount of ADSs proposed to be offered and sold have not yet been determined.

This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act. This announcement is not intended to, and does not, constitute an offer of any securities for sale.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of June 30, 2008, Focus Media’s digital out-of-home advertising network had approximately 123,100 LCD display/digital frames in its commercial location network, approximately 58,500 LCD displays in its in-store network and approximately 275,900 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn